SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
ThermoEnergy Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
883906406
(CUSIP Number)
Kevin B. Kimberlin
c/o Spencer Trask & Co.
535 Madison Avenue
New York, NY 10022
(212) 418-8556
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 10, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	883906406	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS Kevin B. Kimberlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		7,955,816

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,955,816

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,955,816

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.6%

14	TYPE OF REPORTING PERSON*

	IN
* See Instructions before filling out.

     This Amendment No. 1 to Schedule 13D relates to the common stock of ThermoEnergy Corporation, and amends and restates the information contained in all Items of the Schedule 13D filed by the Reporting Person on or about March 26, 2008 (the “Initial Filing”). In addition, this Amendment supplements the information contained in Items 5(a) and (c) and 6 of the Initial Filing.
Item 1. Security and Issuer
     This statement on Schedule 13D, as amended (this “Schedule 13D”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of ThermoEnergy Corporation, a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by Kevin B. Kimberlin (the “Reporting Person”).
(b) The Reporting Person’s business address is c/o Spencer Trask & Co., 535 Madison Avenue, New York, New York 10022.
(c) The Reporting Person’s present principal occupations are Chairman of the Board of Directors of Spencer Trask & Co. and a private investor. See Item 2(b) above for the business address of Spencer Trask & Co.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any of such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person is the non-member manager and, indirectly, the principal owner of Spencer Trask Specialty Group, LLC, a Delaware limited liability company (“STSG”). The Reporting Person is also indirectly the 100% owner of the manager of Spencer Trask Private Equity Accredited Fund III, LLC, a Delaware limited liability company (“Accredited Fund”). The securities of the Issuer reported herein as beneficially owned by the Reporting Person are held directly by STSG and Accredited Fund.
     Pursuant to that certain Agreement for the Purchase and Sale of Securities, made as of July 2, 2007, by and between the Company, CASTion Corporation, a Massachusetts corporation (“CASTion”), and six investment funds (the “Funds”), including STSG and Accredited Fund, both of which funds are related persons of the Reporting Person, the Company acquired certain securities of CASTion. The Funds are former securities holders of CASTion. The Company acquired, from five of the Funds, outstanding shares of four series of the preferred stock of CASTion, representing, in the aggregate, 90.31% of the issued and outstanding shares of CASTion’s common stock on an as-converted basis. It also acquired, from four of the Funds, promissory notes of CASTion in the aggregate face amount of $2,000,000 and other debt obligations of CASTion that the Company subsequently cancelled.

     In consideration for the securities and debt of CASTion acquired by the Company from the Funds, the Company paid the following to STSG: (i) cash in the amount of $415,613; (ii) 2,410,867 shares of Common Stock; (iii) a warrant, dated July 2, 2007 (“Warrant”), to purchase up to 2,417,539 shares of Common Stock; and (iv) a convertible promissory note of the Company, dated July 2, 2007, in the principal amount of $1,949,841, then convertible into 3,899,681 shares of Common Stock (the “Note”), and paid the following to Accredited Fund: (i) cash in the amount of $210,223; (ii) 25,000 shares of Common Stock; and (iii) a Warrant to purchase up to 50,000 shares of Common Stock. The principal of and accrued interest on the Note, which is due May 31, 2010, are convertible by the holder at any time, and from time to time, into shares of Common Stock, at an initial conversion price of $0.50 per share. The Note also contains a provision pursuant to which the annual interest rate thereof shall increase from 6.5% to 10% if any portion of the Note remains outstanding on November 30, 2008 and a mandatory prepayment feature, the failure to comply with which also causes an increase in the interest rate to 10% per annum. Interest on the Note is payable semi-annually, although the Company may elect to defer any interest payment otherwise due until the May 31, 2010 maturity date. Any interest so deferred shall be added to the principal amount of the Note and interest accrues on such additional amount from its original due date. The Company has not, as of the date hereof, paid any interest on the Note. The Warrants, which expire on May 31, 2013, have an initial exercise price of $0.50 per share. The Warrants contain a “cashless” exercise provision and a provision permitting acceleration of the expiration date if the Common Stock trades at or above a certain price threshold for a prescribed period of time after July 2, 2009. The Note and the Warrants contain both structural and weighted average anti-dilution protections.
Item 4. Purpose of Transaction
     The Reporting Person has acquired the securities of the Issuer described herein for investment purposes. The Reporting Person has no plans or proposals that relate to, or would result in, any of the matters or activities listed in subparagraphs (a) through (j), inclusive, of Item 4 set forth in the form Schedule 13D. The Reporting Person retains the right, from time to time, to change his investment intent and to, directly or indirectly, acquire additional equity and/or debt securities of the Company or to sell, exchange or otherwise dispose of all or any part of the securities of the Company beneficially owned by him and/or to engage or participate in any one or more of the matters or activities listed in said subparagraphs (a) through (j), in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
(a) As of the date of this Amendment No. 1, the Reporting Person is the beneficial owner, for purposes of Section 13(d) of the Act, of 7,955,816 shares of Common Stock (based on STSG’s holdings of 7,880,816 shares of Common Stock, including 1,217,934 shares acquired upon the cashless exercise of its Warrant in the entirety and 4,252,015 shares issuable upon conversion in full of the Note (including shares issuable on the conversion of all accrued and deferred interest thereon), and Accredited Fund’s holdings of: (i) 25,000 shares of Common Stock; and (ii) a Warrant to purchase up to 50,000 shares of Common Stock), representing, in the aggregate, 17.6% of the Common Stock. As of the date of the Initial Filing, the Reporting Person beneficially owned 9,021,959 shares of Common Stock (including shares then issuable on the conversion of all accrued and deferred interest on the Note), then representing, in the aggregate, 19.0% of the Common Stock. The nature and components of such initial beneficial ownership are described in Item 3 above
     The percentage of shares of Common Stock reported herein to be beneficially owned by the Reporting Person as of the date hereof is based on the 41,025,387 shares of Common Stock reported by the Company to be outstanding as of March 31, 2008 in its Form 10-QSB filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2008. The amounts and percentage of beneficial ownership reported herein have been determined in accordance with the applicable rules of the Commission.
(b) The Reporting Person indirectly has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the securities of the Issuer reported herein as beneficially owned by him.
(c) Other than as described in Item 6 hereof, which is incorporated herein by reference, no other transaction in the Common Stock was effected during the past 60 days by the Reporting Person, directly or indirectly.
(d) With respect to the securities of the Company held by STSG and Accredited Fund, the members of the respective limited liability companies have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this amended Schedule 13D. No other person, other than the Reporting Person, is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such securities.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See the description of the Agreement for the Purchase and Sale of Securities contained in Item 3 above, which is incorporated herein by reference.
     As of July 10, 2008, STSG effected a cashless exercise of the Warrant that it held in its entirety. STSG effected such exercise by executing and delivering to the Company a subscription form in accordance with Section 2.1 of the Warrant. As a result of such exercise, the Company issued 1,217,934 shares of Common Stock to STSG.
Item 7. Material to Be Filed as Exhibits
1.1	Agreement for the Purchase and Sale of Securities, made as of July 2, 2007, by and between ThermoEnergy Corporation, CASTion and the investment funds parties thereto, including Spencer Trask Specialty Group, LLC and Spencer Trask Private Equity Accredited Fund III, LLC. (Previously filed as an exhibit to the Initial Filing on March 26, 2008).
[The next page is the signature page.]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.
Date: July 21, 2008

/s/ Kevin B. Kimberlin
Kevin B. Kimberlin